Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2014 Second Quarter Results
For immediate release, Tuesday, August 12, 2014, Calgary, Alberta, Canada

Record First Half Profit
Second Quarter 2014 Results
For the second quarter of 2014, we generated profit of $167 million compared to profit of $201 million for the second quarter of 2013. The quarter-over-quarter decrease was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments, partially offset by higher margins in the Polyethylene segment.
For the six months ended June 30, 2014, we generated profit of $412 million, compared to profit of $386 million for the six months ended June 30, 2013. The year-over-year increase was primarily due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $275 million of operating profit in the second quarter of 2014, compared to operating profit of $328 million in the second quarter of 2013. The decrease for the second quarter of 2014 was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $652 million of operating profit in the first half of 2014, compared to operating profit of $664 million in the first half of 2013. The decrease for the first half of 2014 was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated break even operating profit during the second quarters of 2014 and 2013. Higher polymer sales prices in the second quarter of 2014 were offset by higher feedstock costs and lower product sales volumes.
The Performance Styrenics segment reported operating profit of $3 million in the first half of 2014 compared to operating profit of nil in the first half of 2013. The increase was primarily due to higher polymer sales prices and lower feedstock costs, partially offset by lower product sales volumes.
Highlights
In June 2014, we began to utilize ethane supplied from natural gas associated with oil production from Bakken Shale. This new feedstock source, together with our current ethane supply portfolio and those currently in development, should enable us to run our existing polyethylene plants at full capacity, as well as support our PE1 Expansion project in Joffre and position us for other potential growth opportunities.
In June 2014, we completed the purchase of the buildings housing our NOVA Research & Technology Centre (NRTC) and NOVA Chemicals Technical Centre (NCTC).
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three and six months ended June 30, 2014 and our audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2013 contained in our annual report on Form 20-F.

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue	$1,290	$1,370	$2,669	$2,621

Operating profit from the businesses	$275	$328	$655	$664
Corporate costs	(38)	(41)	(74)	(87)
Operating profit	$237	$287	$581	$577

Profit for the period	$167	$201	$412	$386

Cash provided by operating activities	$257	$371	$366	$417

NOVA Chemicals' 2014 second quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Tuesday, August 12, 2014 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 695-7806 (passcode 4196260) and the replay number is (905) 694-9451 (passcode 4196260). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Investor inquiries, please contact:
Tracey Simpson
Leader, External Financial Reporting
E-mail: Tracey.Simpson@novachem.com

Media inquiries, please contact:
Pace Markowitz
Director, Communications
E-mail: Pace.Markowitz@novachem.com
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

NOVA Chemicals logo is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward-Looking Statements
This press release contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this press release include statements regarding: our belief that ethane supplied from natural gas associated with oil production from the Bakken Shale, together with our current ethane supply portfolio and feedstock sources currently in development, should enable us to run our existing polyethylene plants at full capacity, as well as support our PE1 Expansion project in Joffre and position us for other potential growth opportunities. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this press release, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.

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